Lighting Science Group Corporation
2100 McKinney Avenue, Suite 1555
Dallas, Texas 75225

April 25, 2005

Mr. Carlos Pacho
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Ms. Inessa Berenbaum
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE: Lighting Science Group Corporation
Form 10-KSB for the fiscal year ended Decembers 31, 2004
Filed February 9, 2005
File No. 0-20354

Dear Mr. Pacho and Ms. Berenbaum:

Technical guidance is requested with respect to the instructions contained in your letter dated March 18, 2005, the relevant portion of which is reproduced below.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.

Question #1: By what means do we provide the SEC with a marked copy? U.S. mail, fax, email? If the marked copy needs to be filed via EDGAR, we are uncertain how to do that.

Question #2. In addition to amending the 10-K based upon the comments outlined in your letter, we supplemented the amended 10-K with additional information about events that have occurred since the original 10-K was filed on February 9, 2005. Does this additional information need to be marked on the amended 10-K for your review?

Question #3. Does the SEC review the amended 10-K (presumably through a CORRESP submission) prior to our filing the amended 10-K via EDGAR?

We will be ready to file the amended 10-K within the next three days. However, we are not familiar with all of the processes that were outlined in your letter of March 18, 2005. We have online capability of filing our own documents via EDGAR. We are just looking for some guidance as to the filing of what appears to be preliminary documentation with respect to this matter. Said another way, I do not understand how to file a marked (by hand) copy of the 10-K.

I can be reached at 214-382-3647 (office), 214-382-3631 (fax), or via email at mike.poss@lsgc.com.

Sincerely,

/s/ J. Michael Poss

J. Michael Poss
Chief Financial Officer

cc: Mr. Reginald Norris
Staff Attorney
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
(with respect to Comment #4)

cc: Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
(with respect to Comments #1 - #4)